VANECK® MERK® GOLD TRUST (OUNZ)

THE GOLD ETF THAT DELIVERS

OUNZ Delivers

Fact Sheet Prospectus Reports

The VanEck Merk Gold Trust (the "Trust" or "OUNZ") provides investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.

	Is Your Gold Delivery Safe ?	
	The Gold ETF that Delivers VanEck Merk Gold Trust (OUNZ) DOWNLOAD FACT SHEET **Past performance does not guarantee future performance or results.** *Investors should consult with a tax professional for their particular situation and jurisdiction. Trading fees and other costs may apply. See important notes below table.*	Gold ETF Investment Alternatives? GOLD MARK HILL ©MERK INVESTMENTS LLC WWW.MERKINVESTMENTS.COM
Retirement Account Eligible?	✔	 unknown
Tax Efficiency	✔ With OUNZ, because you own a pro-rata share of the gold, taking delivery of gold is not taxable. You simply take delivery of what you already own. (*)	 If you owned another gold ETF and some day decide you would rather hold coins in your home, you might sell the ETF and face a potential tax liability on the gain before you buy your coins. Be cautious of other gold ETFs offering exchange of shares for gold: not all that's gold is considered a tax free exchange by the IRS. Only coins and bars the IRS considers to be equivalent to London Bars qualify; if you exchange your shares for non-qualifying coins, your exchange may be considered a sale; or worse, you might have to pay sales tax. With OUNZ, we only offer coins and bars with no reporting is required because the IRS has indicated their specifications make them equivalent to the London Bars held by the Trust.
Physical Gold Delivery	✔ Proven record of delivering gold.	 We are not aware of others successfully exchanging shares for gold in the U.S.
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Transparency	✔ # of OUNZ shares owned: [Number of shares] [Calculate] Your shares correspond to [ ] ounces of gold.	 unknown
Product Premium for Deliveries	✔ **Type of Gold :** --Select Type of Gold-- **Number of Bars or Coins:** --Select Number-- **Exchange Fee in USD:** [ ] No delivery fees for the lower 48 States. For details on fees click here.	 Compare OUNZ's fees with other ways of obtaining physical gold. We find our fees often less than that of dealers, even online sites, for deliveries of 20 ounces or more. OUNZ's fees are transparent, with no hidden fees.
Physical Gold Delivery Application	✔ Click to fill-in the short Delivery Application.	 OUNZ's patented delivery process requires a short Delivery Application, not your passport, bank statement or utility bill, avoiding unnecessary complications or potential delays in processing your Delivery Application. This matters not only because it is convenient for investors during normal times, but puts in place a scalable delivery process during periods of high delivery demand.
Share Submission	✔ Once the investor's Delivery Application is approved, we give a window of up to 7 business days after the approval to submit the shares.	 Providing a window to submit shares is not only a convenience to the investor, but may well be a necessity: as back offices of brokerage firms sometimes need follow up. OUNZ's support team is there to assist. Be careful if someone requires you to transfer shares on a specific day and a specific day only. You may be setting yourself up for stress and disappointment.
Customer Service	✔ Our experienced team is here to help. Call toll-free at (855)MRK-OUNZ or email	 Do you want to be up at midnight to get information about how to get access to your gold?
Reporting	✔ Investors take posession of what they already own; as such, there is no reporting of any gold that is delivered to investors in exchange for shares.	 Be careful working with foreign operators: if you open an account abroad as part of owning or taking delivery of gold, it may trigger FBAR filing requirements.
Allocated Gold	✔ Yes, OUNZ's physical gold is held in a segregated fashion in the name of the Trust. Each investor owns a pro-rata share of OUNZ, and as such holds pro-rata ownership of the Trust's gold. OUNZ's holdings are identified in a list of bars published at merkgold.com showing the unique bar number, gross weight, the assay or fineness of each bar and its fine weight.	 Beyond the segregation of the assets, we believe the physical safekeeping of the gold is of paramount importance. At OUNZ's vault, gold has never been stolen by an "underwear thief" (the nickname given to a thief at an Australian mint). Insurance is no substitute for the best practices in safekeeping of gold as otherwise the gold is only as good as the credit of the insurer (which - in the case of the underwear thief - has been stripped of its AAA rating).
	✔ OUNZ's internal controls are audited each year.	 Be careful of anyone taking shortcuts in managing

Internal Controls		gold. An issuer holding gold in a trust that is registered as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act (JOBS Act), is not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, meaning they do not need to have their internal controls audited. Is that how you want your gold to be held?
	DOWNLOAD FACT SHEET	
	OUNZ - The Gold ETF that Delivers	***Is Your Gold Delivery Safe ?***

Notes: Video first published by Bloomberg on 2/27/19; net assets as of 06/11/19 $149.1 million. Inception date 5/16/14. Expense ratio 0.40%. The Bloomberg Intelligence ETF Traffic Light System is not a ratings system, nor a recommendation of products to purchase. The system has been created to complement the unique ways institutional and retail investors are using Exchange Traded Funds (ETFs) today. The Bloomberg Intelligence Traffic Light System is simply meant to alert investors to the potential surprises from investing in an ETF based on its underlying structure, underlying holdings, and/or past pricing issues. The System is not meant to be used as the sole input for an investment decision. It is simply meant to provide an initial level of due diligence to help warn investors of potential pitfalls down the road. Every ETF that has been assessed is given a score and a list of the relevant factors included in that score can be found under Factor Summary at this document explaining the Bloomberg Intelligence ETF Traffic Light System. The Traffic Light score is almost completely automated based on underlying Bloomberg data. Therefore, changes to an ETP's data points within the Bloomberg database may affect that ETP's score. ETPs with 1 point or less are given a green light; ETPs with 2-4 points are given a yellow light; and ETPs with 5 points or greater are given a red light. OUNZ had a Green Light as of 2/27/19 and continues to have a Green Light.

(*) If an investor redeems some or all of its shares in exchange for the underlying gold (including American Gold Eagle Coins) represented by the redeemed shares, the exchange will generally not be a taxable event for the investor (except with respect to any Cash Proceeds). A subsequent sale of the gold received by the investor will be a taxable event. For details, please see "Taxation of U.S. Investors" in the prospectus.

A delivery applicant must submit a delivery application and payment for the processing and delivery fees to cover the cost of preparing and transporting the gold. The delivery of physical gold to applicants may take considerable time and the delay in delivery could result in losses if the price of gold declines. A share submission is irrevocable.

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. **For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.**

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). VanEck and Foreside Fund Services, LLC, provide marketing services to the Trust.